Peter Smith
Partner	1177 Avenue of the Americas
T 212.715.9401	New York, NY 10036
F 212.715.8401	T 212.715.9100
psmith@kramerlevin.com	F 212.715.8000

June 18, 2020

VIA EDGAR

Christina Chalk
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Choice Healthcare Solutions, Inc.
PREC14A filed on June 15, 2020
Filed by VIA Acquisition Corp. et al.
File No. 0-53012

Dear Ms. Chalk:

Reference is made to the letter dated June 16, 2020 (the “Comment Letter”) addressed to Mr. Peter Smith, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Preliminary Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) by VIA Acquisition Corp. et al. (collectively, the “Filing Person”) with the Securities and Exchange Commission.

This letter sets forth the responses of the Filing Person to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  Please note that the Filing Person has included in Amendment No. 2 to the Preliminary Proxy Statement, which is being filed via EDGAR simultaneously with this letter, the revisions described below, as applicable.

PREC14A filed on June 15, 2020 – General

1.	Please update the proxy statement to reflect recent developments such as the bankruptcy filing by First Choice.

KRAMER LEVIN NAFTALIS & FRANKEL LLP	PARIS | NEW YORK | SILICON VALLEY

U.S. Securities and Exchange Commission
June 18, 2020

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on page 9 to reflect that on June 15, 2020, First Choice Healthcare Solutions, Inc. (the “Company”) filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Middle District of Florida, Orlando division initiating the case styled as In re First Choice Healthcare Solutions, Inc., Case No. 20 bk-3355, and also filed a Form 15 with the Securities and Exchange Commission on the same day.

2.
We reissue comment 8 in our comment letter dated June 12, 2020. Please include a Background or other section in the proxy statement that details the history (if any) between any participant and First Choice leading up to this proxy contest, including a summary of the contacts between these parties and the court action that resulted in the 2020 Annual Meeting being held.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised, starting on page 8, to include a “Background of the Solicitation” section.

3.
Refer to comment 9 in our June 12, 2020 comment letter. We note the responsive changes to the revised preliminary proxy statement, including on page 1, about the number of directors to be elected at the June 5, 2020 Annual Meeting. However, the Notice of Annual Meeting posted on First Choice's Web site describes the business to be transacted at the meeting as follows: “to elect three (3) directors to hold office until the 2021 annual meeting…” This contradicts your disclosure indicating that five directors will be elected. Please advise or revise.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to clarify that the Company's public disclosure indicates that the size of the Board is set at five (5) directors and that the Filing Person understands that there are currently only three (3) directors serving on the Board and two (2) vacancies, and that according to the Company’s Notice of Annual Meeting of Stockholders, at the 2020 Annual Meeting, stockholders will vote to elect only three (3) directors. Therefore, if only three (3) directors are to be elected at the 2020 Annual Meeting, while the Filing Person would not concede that any such action is valid, then the Filing Person would vote to elect the following three (3) nominees: Terence T. Herzog, Eric M. Weiss, Esq. and Lance B. Friedman.

4.
See our last comment above. Your proxy statement indicates that you do not oppose one of the Company’s nominees, Mr. James Renna, and consequently have nominated four nominees for what you believe to be five director positions. However, if only three directors are to be elected, your disclosure that you do not oppose one Company nominee becomes unclear. Please revise or advise.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to clarify that if only three (3) directors are to be elected at the 2020 Annual Meeting, while the Filing Person would not concede that any such action is valid, then the Filing Person would vote to elect the following three (3) nominees: Terence T. Herzog, Eric M. Weiss, Esq. and Lance B. Friedman.

Certain Information Regarding the Participants, page 10

U.S. Securities and Exchange Commission
June 18, 2020

5.
Refer to the disclosure in the first sentence on page 11 which states that neither VIA nor other participants in this solicitation own any securities of First Choice. This contradicts disclosure elsewhere in the proxy statement regarding shares held by them. Please revise or advise.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on page 12 to clarify that except as set forth elsewhere in the Preliminary Proxy Statement, neither VIA nor other participants in the solicitation own any securities of the Company.

Who are the Nominees?, page 14

6.
Your disclosure states that “[y]ou can only vote for the Company’s director nominees by executing and returning a proxy card provided by the Company.” However, the Company has not filed a proxy statement in connection with the 2020 Annual Meeting and does not appear to be soliciting proxies. Please revise or advise.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on page 16 to provide that a stockholder can only vote for the Company’s director nominees by attending and voting at the meeting.

*          *          *

U.S. Securities and Exchange Commission
June 18, 2020

If you have any questions or comments regarding the responses of the Company to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9401.

Sincerely,

/s/ Peter Smith
Peter Smith

cc:	Anthony Salino